Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 7, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 156 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 7, 2024, with respect to the Amendments and the Trust’s proposed new series, the Octane All-Cap Value Energy ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

FEES AND EXPENSES

1.	Please supplementally provide the Staff with a Fee Table and Expense Example pre-effectively. Supplementally confirm that the expenses associated with short sales will be reflected in the table.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust confirms that the expenses associated with short sales will be reflected in the table.

PRINCIPAL INVESTMENT STRATEGIES

2.	In light of the following statement: “The Fund’s portfolio will hold approximately 30 securities,” please confirm that the Fund will be able to maintains its diversified status.

Response: The Trust hereby confirms that the Fund will be able to maintain its diversified status.
3.	Please clarify what is meant by “disfavor” in the following sentence: “The Fund will disfavor companies whose primary business is extracting hydrocarbons from tar sands or oil sands.”

Response: The Trust confirms that the reference to “disfavor” in the foregoing sentence has been clarified. In particular, the sentence has been rewritten to read as follows:

The Fund will not invest in companies whose primary business is extracting hydrocarbons from tar sands or oil sands.

4.	The Staff notes that the 80% policy relates to “Value Energy Companies,” which is an undefined term. It is unclear how the Fund will be in compliance with Rule 35d-1. Please revise. We may have further comments.

Response: The Trust respectfully notes the term “Value Energy Companies is defined in the 3rd paragraph under Principal Investment Strategies as follows: “The Sub-Adviser seeks to identify energy companies with lower valuation metrics, particularly those with low price-to-forward-earnings (P/E) ratios (“Value Energy Companies”).” Further, the Prospectus states that the “Fund considers an issuer to be an energy company if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in energy-related industries; or (2) at least 50% of its total assets are devoted to producing revenues in energy-related industries.” As a result, the Trust believes its 80% policy complies with Rule 35d-1.

PRINCIPAL INVESTMENT RISKS

5.	With respect to the last sentence Oil and Gas Sector Risks, why is a reference included emerging markets when the Fund limits its investments to developed markets? Please advise or revise. This comment relates to both the Item 4 and Item 9 risk disclosures.

Response: The Trust respectfully notes that companies listed in developed markets can have operations in emerging markets. However, any such emerging operations would not subject such companies to emerging markets listing or trading risks.

ADDITIONAL INFORMATION ABOUT THE FUND

6.	Please clarify what is meant by the phrase “specified economic criteria outlined in the summary.” It is unclear what is meant by the foregoing and how the Fund meets the requirements of Rule 35d-1. 4

Response: As referenced in response to Comment 4, the Trust respectfully notes that the Prospectus states that the “Fund considers an issuer to be an energy company if it meets at least one of the following tests: (1) at least 50% of its gross income or its net sales come from activities in energy-related industries; or (2) at least 50% of its total assets are devoted to producing revenues in energy-related industries.” To clarify the aforementioned reference, the Trust confirms that the phrase in question has been revised to read as follows: “specified economic criteria outlined under the heading “Principal Investment Strategies” above.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC

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Appendix A

Octane All-Cap Value Energy ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.60%
Less: Fee Waiver(3)	(0.30%)
Total Annual Fund Operating Expenses After Fee Waiver(3)	0.30%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, the “Excluded Expenses”)) to 0.30% of the Fund’s average daily net assets through at least October 30, 2025. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust II (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through October 30, 2025. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$31	$130

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